UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Applied Molecular Evolution, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

03823E108

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires
Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 Pages

1.	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons William D. Huse, M.D., Ph.D.

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,463,566*

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,463,566*

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,463,566*

10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (see Instructions)	[ ]

11	Percent of Class Represented by Amount in Row 9 14.3%

12	Type of Reporting Person IN

*     The amounts shown include 620,000 shares which Dr. Huse may acquire currently or within 60 days of December 31, 2001 through the exercise of stock options. However, 212,500 of the 620,000 shares would be subject to repurchase by the Company. The Company’s right of repurchase would lapse as to 62,500 shares ratably over a one year period, beginning on January 1, 2002 but may lapse on an accelerated basis in the event the Company is acquired. The Company’s right of repurchase would lapse as to 150,000 shares ratably over a three year period, beginning on December 10, 2001 but may lapse on an accelerated basis in the event the Company is acquired. Additionally, amounts shown include 280,000 shares subject to repurchase by the Company. The Company’s right of repurchase as to the 280,000 shares lapses ratably over a three year period, beginning on April 7, 2000. Includes 1,244,006 shares which Dr. Huse received on March 26, 2001 upon distribution by Alpha Bioventures, L.L.C., of which Dr. Huse was a member and manager. Also includes 337,500 shares that are held in trust for Dr. Huse’s children of which he is the trustee and exercises investment control.

Page 2 of 5 Pages

Item 1(a)	Name of Issuer: Applied Molecular Evolution, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3520 Dunhill Street San Diego, CA 92121

Item 2(a)	Name of Person Filing: William D. Huse, M.D., Ph.D.

Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o Applied Molecular Evolution, Inc. 3520 Dunhill Street San Diego, CA 92121

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 03823E108

Page 3 of 5 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g)	[ ]	Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G)

(h)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	3,463,566	*

(b)	Percent of Class:	14.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	3,463,566	*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of	3,463,566	*

(iv)	shared power to dispose or to direct the disposition of:	0

*     The amounts shown include 620,000 shares which Dr. Huse may acquire currently or within 60 days of December 31, 2001 through the exercise of stock options. However, 212,500 of the 620,000 shares would be subject to repurchase by the Company. The Company’s right of repurchase would lapse as to 62,500 shares ratably over a one year period, beginning on January 1, 2002 but may lapse on an accelerated basis in the event the Company is acquired. The Company’s right of repurchase would lapse as to 150,000 shares ratably over a three year period, beginning on December 10, 2001 but may lapse on an accelerated basis in the event the Company is acquired. Additionally, amounts shown include 280,000 shares subject to repurchase by the Company. The Company’s right of repurchase as to the 280,000 shares lapses ratably over a three year period, beginning on April 7, 2000. Includes 1,244,006 shares which Dr. Huse received on March 26, 2001 upon distribution by Alpha Bioventures, L.L.C., of which Dr. Huse was a member and manager. Also includes 337,500 shares that are held in trust for Dr. Huse’s children of which he is the trustee and exercises investment control.

Item 5.	Ownership of Five Percent or Less of a Class.

Page 4 of 5 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification. Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 14, 2002

/s/ William D. Huse William D. Huse, M.D., Ph.D.

Page 5 of 5 Pages